Exhibit 21.1

List of Subsidiaries of the Registrant

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of the registrant’s subsidiaries:

Subsidiary/Affiliate Name	Country of Incorporation	Ownership Percentage

Future I.T. Ltd.	Israel	100%
Future IT Software Limited	UK	100%